FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                30 June 2003


                         CRH - Development Strategy Update


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:    Development Strategy Update



 D  E  V  E  L  O  P  M  E  N  T    S  T  R  A  T  E  G  Y    U  P  D  A  T  E

                                                                 30th June 2003


                CRH ANNOUNCES DEVELOPMENT INITIATIVES TOTALLING
              EURO 375 MILLION BRINGING ACQUISITION SPEND FOR THE
                  FIRST HALF OF 2003 TO OVER EURO 550 MILLION


CRH plc, the international building materials group, today announces a range of 19 development initiatives totalling euro 375 million undertaken during the first half of 2003. These initiatives, which are in addition to the euro 189 million S.E. Johnson transaction announced in May, bring total development spend in the first half of 2003 to over euro 550 million, three-quarters of which arises in North America with the balance in Europe.


Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:


"We are pleased that our development teams continue to deliver a strong deal flow with a first half spend of over euro 550 million, broadly in line with the levels of 2002 and 2001. This once again demonstrates that our development approach continues to deliver for CRH and we look forward to a further good level of development spend in the second half of the year."


The principal initiatives contained in this Development Strategy Update are:

  - Europe Materials : two deals totalling euro 28 million


    Purchase of a lime business in Poland and an add-on aggregates acquisition in Finland.

  - Europe Products & Distribution : seven deals totalling euro 115 million


    Two acquisitions in Germany and Slovakia for the Concrete Products Group and one add-on deal in Germany for the Fencing & Security business; the establishment of a new platform for the Building Products Group with the acquisition of a metal-based building accessories business, and the addition of 16 DIY stores by the Distribution Group in three deals in the Benelux.

  - Americas Materials : three deals totalling euro 34 million


    Two add-on deals for Shelly in the Central Group and one add-on acquisition in Washington state.

  - Americas Products & Distribution : seven deals totalling euro 198 million


    Three acquisitions in the Architectural Products Group expanding operations in the Midwest and Florida; two acquisitions by the Glass Group building on the Architectural Systems development platform in the United States and strengthening CRH's presence in eastern Canada; and two acquisitions by the Distribution Group bringing its network of stores in the United States to 122.


Contact at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony Chief Executive
Harry Sheridan Finance Director
Myles Lee Finance Director - Designate


Europe Materials: euro 28 million


Poland


In February, the Group acquired 85% of Zaklady Przemyslu Wapienniczego "Trzuskawica", a leading Polish lime producer. With access to over 360 million tonnes of premium quality reserves and annual sales of approximately euro 29 million, Trzuskawica represents an excellent opportunity to enter the lime business in Poland. The investment is in line with the strategy to add further core products to build on our integrated building materials business in Poland and provides an opportunity to replicate our profitable Irish lime business in a new market.



Finland


In May, Lohja Rudus expanded its operations in the southeast of Finland with the purchase of selected assets of Veljekset Turpeinen, including one rock quarry and four sand and gravel pits located near Kotka, a significant port town 100 kilometres east of Helsinki. Annual sales are euro 2 million. Integration of the acquired assets, which include aggregate reserves of approximately 2 million tonnes, with existing operations in the region should result in benefits in logistics and asset utilisation.


The total cost of the two acquisitions completed by the Europe Materials Division is euro 28 million including goodwill of euro 19 million.


Europe Products & Distribution: euro 115 million


Concrete Products Group


The Concrete Products Group extended its activities with two acquisitions during the first six months of 2003, one in Slovakia and one in eastern Germany. Combined annual sales of these businesses are approximately euro 22 million.


Premac, the market leader in concrete paving in Slovakia, was acquired in June. With a network of three production plants offering national coverage, Premac provides a base for further expansion in eastern Europe. There is considerable scope for synergies in product development, production and logistics from benchmarking with CRH's existing concrete products businesses, particularly with EHL, the market leader in concrete paving and landscape walling products in Germany, which was acquired by CRH in May 2002.


Also in June, the EHL Group purchased a modern concrete paving plant at Gera in eastern Germany. The purchase facilitates the rationalisation of two existing EHL plants in the region and is expected to give rise to substantial added value from higher volumes and best practice initiatives.


Building Products Group


In March, CRH acquired Adronit, a leading fencing and access control systems supplier in Germany. The addition of Adronit's range of high-quality technical products complements CRH Fencing & Security's existing range of fences and gates, adding sales of euro 39 million and bringing annualised sales for this group to approximately 170 million. With its network of strong local fencing contractors, and a good reputation for quality, Adronit is regarded as the market leader in the German fencing and gate industry.


The Building Products Group established a new growth platform in April with the acquisition of Plakabeton, the leading supplier of metal-based accessories to the building industry, which is headquartered in Brussels. The company supplies a range of metal fixing and support systems and facade and brick support systems to precast companies and building contractors. Annual sales amount to euro 54 million. With a strong focus on innovation and an established presence in Belgium, France, the Netherlands and Spain, Plakabeton provides an ideal entry into this pan-European business sector.


Distribution Group


During the first half of 2003, the Distribution group added a total of 16 DIY stores to its existing network of 48 GAMMA and 13 Karwei stores in the Benelux. Van Neerbos expects to realise synergies from economies of scale, efficiency improvements and implementation of best practices following the integration of these stores, which have combined annual turnover of approximately euro 42 million, into the Van Neerbos network.


In January, 3 DIY stores in the Netherlands were acquired from the French distribution group Bricorama. These stores, have now been rebranded by Van Neerbos as GAMMA stores. In April, the Group became the second-largest Intergamma franchisee in Belgium with the acquisition of the 12 GAMMA stores operated by the Heeren group, and in a separate deal, the acquisition of a single GAMMA store at Leuven. These stores are located close to the border with the Netherlands in the Flemish-speaking area of Belgium.


The total cost of the seven Europe Products & Distribution initiatives is euro 115 million, on which goodwill of euro 40 million arises.


Americas Materials : euro 34 million


Central Group


Two add-on acquisitions have been completed by the Shelly Group during the first half of 2003. These acquisitions, which have combined annual sales of euro 26 million, further strengthen the Materials Group's Central Division in Ohio and West Virginia.


In May, Shelly Group acquired the assets of Thomas Asphalt Paving Company and Portage Limestone Company (collectively "Thomas") in northeastern Ohio. Thomas is an asphalt producer, paving contractor and limestone distributor and represents a strong fit with Shelly's existing operations in this part of Ohio, including the recently-acquired S.E. Johnson asphalt operations in this area. Annual volumes average 0.3 million tonnes of asphalt and 0.4 million tonnes of aggregates (sourced externally from various suppliers). Integration of this acquisition should generate good synergies in overhead and purchasing savings.


In June, the Shelly Group acquired the asphalt assets of Bean's Lime & Stone in Cabins, West Virginia. The integration of Bean's with the R.H. Armstrong operations acquired in June 2002 strengthens the Shelly Group's ability to participate in major infrastructure projects scheduled for the northeastern region of West Virginia.


Western Group


In January, the Group acquired the assets of Valley Readymix in Yakima Valley in central Washington state. With 14 million tonnes of excellent quality owned reserves, Valley is fully self-sufficient in aggregates. The company produced
0.3 million tonnes of aggregates and 0.06 million cubic metres of readymixed concrete in 2002, generating sales of approximately euro 7 million. Valley is a good geographic fit with the Materials Division's existing CPM operations in central Washington, and since acquisition has been integrated fully into these operations.


The total cost of the three deals completed by the Americas Materials Division amounts to euro 34 million, on which goodwill of euro 11 million arises.


Americas Products & Distribution : euro 198 million

Architectural Products Group (APG)

Three acquisitions were completed by APG during the first half of 2003, expanding operations in the Midwest and Florida and adding annual sales of 130 million to the Group.

Two acquisitions in the Midwest represent a significant strategic expansion for APG of its operations in the region, providing first-class manufacturing facilities in this large and growing market. Both companies are major regional producers of concrete masonry, segmental retaining walls and hardscape products with well-located plants which provide substantial capacity for future growth. In January, APG acquired Northfield Block, which has four modern block facilities in the Chicago area. Northfield has a strong reputation for product quality and customer service, and its established contractor and distributor network will serve as an outlet for other APG products. Bend Industries, which has two plants at West Bend and Appleton, Wisconsin, was acquired in March. Bend supplies a wide range of concrete products, including readymixed concrete, to the eastern Wisconsin and northern Illinois markets.

In June, APG purchased Matt Stone Company, the leading manufacturer of patio products in Florida with production activities in Florida, Texas, South Carolina, Georgia and Kentucky. The deal significantly strengthens APG's position in the retail sector in the southeast and provides a strong base on which to pursue the continued roll-out of its professional hardscapes programme in Florida.

Glass Group

Two acquisitions, with combined annual sales of euro 33 million, have been completed by the Glass Group to date in 2003.

In March, the Glass Group acquired Southwest Aluminum Systems, the leading regional producer of architectural glazing systems in the southwestern United States. Southwest manufactures custom architectural aluminium storefront glazing systems (doors and frames, door hardware and engineered storefront extrusions) from one manufacturing facility at Chandler, Arizona. Southwest significantly expands the product offering of Glass Group's Architectural Systems division which had been established in mid-2002 following a modest investment in branded entrance systems.

In May, the Glass Group expanded its limited existing presence in the attractive eastern Canadian market with the acquisition of April Industries. From its modern and well-equipped manufacturing facility in Montreal, Quebec, April provides a complete range of glass fabrication services to a diversified commercial construction customer base in this significant market. April also enhances the Glass Group's ability to serve the northeastern United States market more efficiently.

Distribution Group

In the first six months of 2003, the Distribution Group added a total of five branches in two deals, bringing its total network of outlets in the United States to 122. Combined annual sales for these acquisitions amount to approximately euro 45 million.

Gypsum Products, the largest interior products (comprising wallboard, metal stud, acoustical tile/grid and accessories) distributor in Colorado, was acquired in January. Gypsum's four branches strengthen the Distribution Group's presence in the interior products sector, which is currently in the early stages of consolidation in the United States.

In March, a further step in Distribution's stated development strategy of increasing its presence in major metropolitan areas was made with the acquisition of the roofing and siding assets of Remodelers Supply (South Side) in the south side of Chicago. This follows the acquisition by the Group of the central Chicago branch of Remodelers in March 2002.

The total cost of the seven acquisitions completed by the Americas Products & Distribution Division amounts to euro 198 million including goodwill of euro 74 million.

                                   ** Ends **


  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.404 1007
   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:30 June 2003


                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                    Finance Director Designate